UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

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CERBCO, INC.
(Name of Corporation)

COMMON STOCK, $.10 PAR VALUE
CLASS B COMMON STOCK, $.10 PAR VALUE
(Title of Class of Securities)

156713-10-9 (Common Stock)
156713-20-8 (Class B Common Stock)
(CUSIP Numbers)

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Robert W. Erikson c/o CERBCO, Inc.
1419 Forest Drive, Suite 209
Annapolis, Maryland 21403
(443) 482-3374

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

July 6, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition
that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e),
13d-1(f) or 13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the
schedule, including all exhibits. See Section 240.23d-7 for other parties to whom copies are to be
sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this
form with respect to the subject class of securities, and for any subsequent amendment
containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed"
for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise
subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
Act (however, see the Notes).

Common Stock -- CUSIP No. 156713 10 9

Class B Common Stock - CUSIP No. 156713 20 8

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1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Robert W. Erikson

    IRS Identification No. Of Above Person (Entities Only):

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)   [ ]
                                                          (b)   [x]

    See Item 2 herein.

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3. SEC Use Only...

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4. SOURCE OF FUNDS

    PF, OO

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5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Robert W. Erikson -- United States

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	7. SOLE VOTING POWER
Number Of Shares Beneficially Owned By Each Reporting Person With	Common Stock 54,700 Class B Common Stock 131,750
	8. SHARED VOTING POWER 0
	9. SOLE DISPOSITIVE POWER Common Stock 54,700 Class B Common Stock 131,750

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10.   SHARED DISPOSITIVE POWER

          0

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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       Common Stock, Robert W. Erikson 60,700

       Class B Common Stock, Robert W. Erikson 131,750

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12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [x]

       Excludes 6,000 shares of Common Stock owned by Robert Erikson's spouse.

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Common Stock = 5.07%

       Class B Common Stock = 45.36%

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14.   TYPE OF REPORTING PERSON

       IN

ITEM 1.   Security and Issuer.

The name of the subject company is CERBCO, Inc., a Delaware corporation (the "Corporation"), and the address of its principal executive offices is 1419 Forest Drive, Suite 209, Annapolis, Maryland 21403. The Corporation's telephone number is (443) 482-3374. The class of securities to which this statement relates is the Common Stock, par value $0.10 per share, of the Corporation ("CERBCO Common Stock") and the Class B Common Stock, par value $0.10 per share, of the Corporation ("CERBCO Class B Common Stock").

ITEM 2.   Identity and Background.

        (a)   This statement is filed by Robert W. Erikson ("Robert Erikson").

                 Pursuant to the provisions of the Corporation's certificate of incorporation, the holders of the CERBCO Common Stock of the Corporation are entitled to elect that number of directors of the Corporation which constitutes twenty-five percent

of the authorized number of the members of the Board of Directors of the Corporation and, if such twenty-five percent is not a whole number, then the holders of CERBCO Common Stock are entitled to elect the nearest whole number of directors that is at least twenty-five percent of such membership. The holders of the CERBCO Class B Common Stock, voting as a separate class, are entitled to elect the remaining directors of the Corporation.

Robert Erikson and George Wm. Erikson ("George Erikson"), brother of Robert Erikson (collectively, the "Eriksons"), if acting together, or Robert Erikson, if acting separately, in conjunction with any other(s) collectively or individually own approximately (i) 11% or 5%, respectively, of the CERBCO Common Stock; or (ii) 85% or 45%, respectively, of the CERBCO Class B Common Stock. Because of their ownership and a prior existing agreement, as described in the next paragraph, the Eriksons previously may have been deemed to constitute a control "group" within the meaning of the Exchange Act.

On March 12, 1990, the Eriksons entered into a letter of intent, pursuant to which the Eriksons had expressed their intention to sell shares of CERBCO Class B Common Stock to Insituform of North America, Inc. The letter of intent expired in 1990 and negotiations in connection therewith ceased. To Robert Erikson's knowledge, no other agreements or understandings regarding the letter of intent currently exist.

Robert Erikson disclaims membership in any group. Furthermore, Robert Erikson disclaims the beneficial ownership of shares of CERBCO Common Stock and CERBCO Class B Common Stock directly or indirectly owned by George Erikson or any others.

The table below sets forth information regarding the beneficial ownership of Robert Erikson and George Erikson.

	CERBCO Common Stock		CERBCO Class B Common Stock	
	Shares (1) Beneficially Owned	Percent of Outstanding (2)	Shares Beneficially Owned	Percent of Outstanding (2)
Robert Erikson (3)	60,700	5.07	131,750	45.36
George Erikson (4)	59,602	5.00	115,814	39.87

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(1)   Does not include 20,000 and 20,000 options to purchase shares of CERBCO Common Stock held by Messrs. Robert Erikson and George Erikson, respectively.

(2) Based on the outstanding shares reported by CERBCO in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2004:
-- CERBCO Common Stock: 1,197,492 shares outstanding
-- CERBCO Class B Common Stock: 290,464 shares outstanding

(3) Includes 6,000 shares of CERBCO Common Stock owned by Robert Erikson's spouse. Robert Erikson disclaims any beneficial interest with respect to these shares.

(4) Information based on publicly filed documents. Includes 2,246 shares of each class of stock jointly owned with William Erikson's spouse, as to which there is shared voting and investment power.

(b) The business address of Robert Erikson is 1419 Forest Drive, Suite 209, Annapolis, Maryland 21403.

(c) Robert Erikson is a Director, Vice Chairman of the Board and President of the Corporation, and is a Director, Vice Chairman of the Board and President of INEI Corporation, a Delaware corporation ("INEI"), which is a majority-owned subsidiary of the Corporation, the business address of which is 1419 Forest Drive, Suite 209, Annapolis, Maryland 21403. On June 30, 2004, shareholders of INEI voted affirmatively to approve a Plan of Dissolution and Liquidation for INEI Corporation.

George Erikson is Chairman of the Board of Directors and General Counsel of the Corporation, and is Chairman of the Board of Directors and General Counsel of INEI.

(d)-(e) During the last five years neither Robert Erikson nor, to the best of the knowledge of Robert Erikson, George Erikson, has (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Robert Erikson is a citizen of the United States.

ITEM 3.   Source and Amount of Funds or Other Consideration

Not applicable.

ITEM 4.   Purpose of Transaction.

(a)-(b) Robert Erikson presently intends to continuously review his equity interest in the Corporation, and the Corporation's business affairs and financial condition. Depending on his evaluation of the Corporation's business and prospects, and upon future developments (including, but not limited to, performance of the

Corporation, the actions of the Corporation in addressing any unresolved claims, the Corporation's use of funds, future possible business opportunities for the Corporation, applicable money and stock market conditions, and general economic conditions), Robert Erikson may, and reserves the right to, dispose of all or a portion of the shares of CERBCO stock now held by him or hereafter acquired in one or more privately negotiated transactions, or otherwise, or from time to time purchase shares of CERBCO stock in addition to shares of CERBCO stock now held by him.

(c)   Not applicable.

(d)   Robert Erikson reserves the right as a shareholder to seek changes to the Corporation's board of directors.

(e)   Not applicable.

(f)   No determination has been made regarding material changes in the Corporation's business or corporate structure.

(g)-(j)   No plans or proposals exist at this time.

ITEM 5.   Interest in Securities of the Corporation.

(a)   As of July 6, 2004, Robert Erikson beneficially owned, for purposes of Rule 13d-3 under the Exchange Act: (i) 60,700 shares, or approximately 5.07% of CERBCO Common Stock outstanding; and (ii) 131,750 shares, or approximately 45.36%, of CERBCO Class B Common Stock outstanding. Robert Erikson disclaims beneficial ownership with respect to the 6,000 shares of CERBCO Common Stock owned by his spouse.

To Robert Erikson's knowledge, based solely on public filings, George Erikson beneficially owns all shares of CERBCO Common Stock and CERBCO Class B Common Stock beneficially owned by him. To Robert Erikson's knowledge, based solely on public filings, George Erikson beneficially owns 59,602 shares of CERBCO Common Stock and 115,814 shares of CERBCO Class B Common Stock, which includes 2,246 shares of CERBCO Common Stock and 2,246 shares of Class B Common Stock jointly owned with his spouse.

Robert Erikson disclaims any beneficial ownership of CERBCO Common Stock and CERBCO Class B Common Stock owned by George Erikson or anyone else.

(b)   Robert Erikson has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, 54,700 shares of CERBCO Common Stock and 131,750 shares of CERBCO Class B Common Stock beneficially owned by him. Robert Erikson's spouse has the sole power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of, 6,000 shares of CERBCO Common Stock.

To Robert Erikson's knowledge, based solely on public filings, George Erikson has the sole power to vote or to direct the vote of, and the sole power to dispose and to direct the disposition of, 57,356 shares of CERBCO Common Stock and 115,814 shares of CERBCO Class B Common Stock, and has the shared (with his spouse) power to vote or to direct the vote of, and the shared power to dispose and to direct the disposition of, 2,246 shares of CERBCO Common Stock and 2,246 shares of Class B Common Stock jointly owned with his spouse.

Robert Erikson does not have the power to vote or direct the vote of, or the power to dispose of or direct the disposition of, any of the CERBCO Common Stock and/or CERBCO Class B Common Stock owned by George Erikson or anyone else.

(c)   Not applicable.

(d)   Not applicable.

(e)   Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Corporation.

On March 12, 1990, the Eriksons entered into a letter of intent, pursuant to which the Eriksons had expressed their intention to sell shares of CERBCO Class B Common Stock to Insituform of North America, Inc. The Letter of Intent expired in 1990 and negotiations in connection therewith ceased. To Robert Erikson's knowledge, no other agreements or understandings regarding the letter of intent currently exist.

Except as stated in response to this Item 6, neither Robert Erikson nor, to the best of the knowledge of Robert Erikson, George Erikson presently is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Corporation, including, but not limited to, the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profit or loss, or the giving or withholding of proxies. Robert Erikson reserves the right as a shareholder to enter into any such contracts, arrangements, understandings or relationships at any time.

ITEM 7.   Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the

information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated: July 6, 2004   By: /s/ Robert W. Erikson
                                                        Robert W. Erikson

**Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)**